From:

Ameritrans Capital Corporation
For More Information Contact:
Gary C. Granoff
1-(800)-214-1047

For Immediate Release

Ameritrans Capital Corporation Declares Quarterly Dividend

On $9^{3/8}$ % Preferred Stock

New York, NY, March 20, 2007—The board of directors of Ameritrans Capital Corporation (NASDAQ: AMTC, AMTCP, AMTCW) has declared a dividend of $0.28125 per share on its $9^{3/8}$% Cumulative Participating Redeemable Preferred Stock for the period January 1, 2007 through March 31, 2007. The dividend is payable on or about April 16, 2007 to shareholders of record as of March 30, 2007. The dividend is being declared from estimated earnings for the period ending March 31, 2007.

Ameritrans Capital Corporation is a specialty finance company engaged in making loans to, and investments in, small businesses. Ameritrans' wholly-owned subsidiary, Elk Associates Funding Corporation, has been licensed by the United States Small Business Administration as a Small Business Investment Company since 1980. The Company maintains its offices at 747 Third Avenue, 4th Floor, New York, NY, 10017.

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This announcement contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. Ameritrans Capital Corporation cautions investors not to place undue reliance on forward-looking statements, which speak only as to management's expectations on this date.